
October 3, 2024

Martin Lacoff
Chief Financial Officer
Belpointe PREP, LLC
255 Glenville Road
Greenwich, CT 06831

> **Re: Belpointe PREP, LLC**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed March 29, 2024**
> **File No. 001-40911**

Dear Martin Lacoff:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate & Construction